SECURITIES AND EXCHANGE COMMISSION

02047218

Washington, D.C. 20549

PE 7-1-02

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2002

THE RANK GROUP PLC
(Translation of registrant's name into English)

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes................. No..........X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-................

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 532313

All relevant boxes should be completed in block capital letters.

1. Name of company THE RANK GROUP Plc	2. Name of shareholder having a major interest Allianz AG and Subsidiaries
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached Letter

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class

9. Class of security ORDINARY SHARES	10. Date of transaction 22 July 2002	11. Date company informed 25 July 2002
12. Total holding following this notification 23,965,341	13. Total percentage holding of issued class following this notification 4.04%	

14. Any additional information	15. Name of contact and telephone number for queries Charles Cormick Company Secretary The Rank Group Plc 6 Connaught Place London W2 2EZ (tel: 020 7706 1111)

16. Name and signature of authorised company official responsible for making this notification

Charles Cormick

Date of notification 18 July 20 02

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Our ref: disclosures/0473

Dresdner Kleinwort Wasserstein
Group Limited
PO Box 560
20 Fenchurch Street
London EC3P 3DB

Telephone: +44 (0)20 7623 8000
Telex: General 888531
www.drkw.com

The Secretary
Rank Group Plc
6 Connaught Place
London
W2 2EZ

Monday, 22nd July 2002

Dear Sirs,

Notification pursuant to s198 Companies Act 1985 ("the Act")

Dresdner Kleinwort Wasserstein Group Limited ("DrKWG") is an indirect subsidiary of Allianz AG. This announcement is made by DrKWG on behalf of Allianz AG and its subsidiaries.

Dresdner Bank AG ('Dresdner') is a direct subsidiary of Allianz Finanzbeteiligungs GmbH ("Allianz Finanz"), which is itself a direct subsidiary of Allianz AG ('Allianz'). As a result of s203 of the Act Allianz AG and Allianz Finanz are interested in the Rank Group Ordinary shares in which Dresdner is interested.

A purchase of shares on 17th July 2002 by an investment management subsidiary of Dresdner has resulted in a change in the material disclosable interest within the Allianz AG group of Companies.

The shares comprising the aggregated holding are held in the name of various nominee companies. We would advise you that the interests in the majority of these shares are in respect of discretionary clients of non-European Union investment management subsidiaries.

We hereby notify you that the disclosable material interest of Allianz AG and subsidiaries in the ordinary share capital of your company amounts to 23,965,341 shares representing 4.04% (formerly 3.01%) of the ordinary issued share capital of 592,549,312 shares. Included within the interest of Allianz AG is the material interest of Dresdner Bank AG, which with its subsidiaries, is interested in 3.1% of the issued ordinary share capital.

Yours faithfully,
For DRESDNER KLEINWORT WASSERSTEIN GROUP LIMITED

Authorised Signatory

Authorised Signatory

G:\SECRETAR\Disclosures\0473.doc

Member of the Dresdner Bank Group

Registered in England No. 681392
Registered Office: 20 Fenchurch Street
London EC3P 3DB

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 25 July 2002

By:____________________________

Name: C B A Cormick

Title: Company Secretary

Fdemigue/stockexchange/sec6k